Mail Stop 3561

January 25, 2010

Mark W. Joslin
Chief Financial Officer
Pool Corporation
109 Northpark Boulevard
Covington, Louisiana 70433-5001

> **Re: Pool Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 28, 2008**
> **File No. 000-26640**

Dear Mr. Joslin:

We have completed our review of the above referenced filing and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director